Mail Stop 3561
							November 3, 2005


Mr. Craig D. Abolt
Senior Vice President and Chief Financial Officer
MSW Energy Holdings LLC
c/o Danielson Holding Corporation
40 Land Road
Fairfield, New Jersey 07004

		RE:	MSW Energy Holdings LLC
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 17, 2005
			Form 10-Q for Quarterly Period Ended March 31, 2005 Form 10-Q for Quarterly Period Ended June 30, 2005 File No. 333-109049

Dear Mr. Abolt:

	We have reviewed the responses in your letter dated October
19,
2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.









Form 10-K for Fiscal Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 23

Notes to Consolidated Financial Statements, page 29

Note 3. Acquisition of Membership Interests in Ref-Fuel Holdings, page 34

1. We reviewed your response to comment 5 in our comment letter dated
September 30, 2005. Please elaborate on your basis in GAAP for recording your obligations under the Duke Agreement in purchase accounting, including references to authoritative guidance. Also clarify what you mean when you say that "[t]he asset relating to these on-going services . . . was also valued in purchase accounting." Ensure we understand the basis in GAAP for this accounting as well. In responding to our comment, please tell us more about the nature and terms of the original Support Agreement and the Duke Agreement. Please also clarify which "service agreement" you are referencing in the third paragraph of your response. Please note that in the purchase accounting process, provisions for future expenditures not recorded by the acquired entity should be limited to obligations that exist as of the combination date. Provisions should not be made when the effect is to relieve future income statements of charges related to ongoing operations. Ensure your response is clear in terms of how your accounting is consistent with this understanding.

Form 10-K/A for Fiscal Year Ended December 31, 2004

2. We reviewed your response to comment 8 from our comment letter dated September 30, 2005 and are unable to grant your request for relief from filing an additional amendment to your Form 10-K for the fiscal year ended December 31, 2004. Because the certifications filed in your Form 10-K/A on March 30, 2005 relate to the entire Form
10-K filing for the fiscal year ended December 31, 2004, the amendment should have included the entire filing. Thus, consistent with the guidance in Question 17 of the Division of Corporation
Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions, you will need to re-amend your Form 10-K to include the entire Form
10-K and related certifications in the amended filing. Even though your current CEO and CFO were not in those positions as of the fiscal year end, you are still required to provide certifications signed by the persons acting as principal executive and financial officer at the time of the amended filing.

      As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comments and provides any requested information. Detailed supplemental response letters greatly facilitate our review.
Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	If you have any questions regarding our comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


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Mr. Craig D. Abolt
MSW Energy Holdings LLC
November 3, 2005
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